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                              May 12, 2022

       Annie Pratt
       President
       Atlis Motor Vehicles Inc
       1828 N. Higley Rd. Suite 116
       Mesa, AZ 85205

                                                        Re: Atlis Motor
Vehicles Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed May 9, 2022
                                                            File No. 024-11714

       Dear Ms. Pratt:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A

       Corporate Governance, page 43

   1. We note your disclosure that in early 2022 you discovered some technical deficiencies and abnormalities in your
corporate charter amendments and corporate record keeping. Please revise this section to
provide a more detailed description of the technical deficiencies and abnormalities, the
steps you took to remediate the issue and any remaining risks to investors.
       General

   2. Please provide audited financial statements for the years ended December 31, 2021 and
                                                        2020 and an updated
auditor consent. Refer to Part F/S (b)(3)(A) of Form 1-A.
 Annie Pratt
Atlis Motor Vehicles Inc
May 12, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Evan Ewing, Staff Attorney at 202-551-5920 or Sherry Haywood, Staff
Attorney at 202-551-3345 with any questions.



                                                             Sincerely,
FirstName LastNameAnnie Pratt
                                                             Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles Inc
                                                             Office of
Manufacturing
May 12, 2022 Page 2
cc:       Jordan Christensen
FirstName LastName